Registration Statement No. 333-178017

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated November 25, 2013

(To Prospectus dated November 16, 2011)

Final Term Sheet dated November 25, 2013

Equity Units

(initially consisting of 3,000,000 Corporate Units)

Stanley Black & Decker, Inc.

Equity Units

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated November 25, 2013 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated November 16, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-178017. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to Stanley Black & Decker, Inc., and not its consolidated subsidiaries.

Company	Stanley Black & Decker, Inc.

Company Stock Ticker	New York Stock Exchange “SWK”

Trade Date	November 26, 2013

Closing Price on November 25, 2013	$80.65

Settlement Date	December 3, 2013

Equity Units

Equity Units	Each Equity Unit will have a stated amount of $100 and will initially consist of a Purchase Contract issued by us and, initially, a 1/10, or 10%, undivided beneficial ownership in a $1,000 principal amount 2.25% junior subordinated note due November 17, 2018, issued by us, which we refer to as a “Corporate Unit.”

Number of Equity Units Offered	3,000,000 (or a total of 3,450,000 if the underwriters exercise their option to purchase up to 450,000 additional Equity Units in full, solely to cover over-allotments)

Purchase Contract	Unless early settled as described in the preliminary prospectus supplement, each Purchase Contract will obligate you to purchase from us, on November 17,

2016, for a price of $100, a number of newly-issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Total Distribution Rate on the Corporate Units	6.25% per annum

Reference Price	$80.65 (closing price on November 25, 2013)

Threshold Appreciation Price	Approximately $98.80 (which is approximately 22.5% over the closing price on November 25, 2013)

Maximum Settlement Rate	1.2399 shares of our common stock

Minimum Settlement Rate	1.0122 shares of our common stock

Contract Adjustment Payments	Payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2014 at a rate per year of 4.00% of the stated amount $100, subject to our right to defer contract adjustment payments, as described in the preliminary prospectus supplement.

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 6.25% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts	A holder of Corporate Units or Treasury Units may settle the related Purchase Contracts at any time prior to the second business day immediately preceding November 17, 2016, subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement may only be made in integral multiples of 10 Purchase Contracts. If the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of Corporate Units as may be determined by the remarketing agent upon a successful optional remarketing of notes. Upon early settlement of any Purchase Contracts, except following a fundamental change as described below, we will deliver a number of newly-issued shares of our common stock equal to the minimum settlement rate.

Early Settlement Upon a Fundamental Change	Upon the occurrence of a fundamental change, you will have the right to settle your Purchase Contracts early at the settlement rate determined as if the applicable market value (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement) equaled the stock price in the fundamental change (as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional make-whole amount of shares determined as described under “Description of the Purchase Contract —Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares per purchase contract that would apply at various stock prices and make-whole fundamental change effective dates (all as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$20.00	$40.00	$60.00	$70.00	$80.65	$85.00	$90.00	$95.00	$98.80	$105.00	$110.00	$125.00	$150.00	$175.00	$200.00	$250.00
December 3, 2013	0.5405	0.2535	0.1115	0.0530	0.0000	0.0447	0.0907	0.1320	0.1607	0.1438	0.1321	0.1051	0.0784	0.0635	0.0539	0.0417
November 17, 2014	0.2849	0.1343	0.0445	0.0000	0.0000	0.0000	0.0365	0.0782	0.1072	0.0915	0.0810	0.0591	0.0418	0.0341	0.0294	0.0229
November 17, 2015	0.1835	0.0897	0.0366	0.0000	0.0000	0.0000	0.0216	0.0594	0.0862	0.0682	0.0570	0.0371	0.0257	0.0213	0.0184	0.0142
November 17, 2016	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares will be determined by a straight-line interpolation between the fundamental change make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price on the effective date exceeds $250.00 per share, subject to adjustment, then the make-whole share amount will be zero; and

(3) if the stock price on the effective date is less than $20.00 per share, subject to adjustment, then the make-whole amount will be determined as if the stock price equaled $20.00, subject to adjustment, using straight-line interpolation, as described above, if the actual effective date is between two effective dates on the table.

Notes	$300,000,000 (or a total of $345,000,000 if the underwriters exercise their option to purchase up to 450,000 additional Equity Units in full, solely to cover over-allotments) aggregate principal amount of 2.25% junior subordinated notes due November 17, 2018 issued by us. Certain terms of Notes will change upon a successful remarketing, as described in the preliminary prospectus supplement.

Interest Rate on the Notes	The notes will bear interest from the date of original issuance at the initial rate of 2.25% per annum, initially payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing on February 17, 2014, subject to our right to defer interest payments, as described in the preliminary prospectus supplement.

Deferred Interest on the Notes	Deferred interest on the notes will bear interest at the interest rate applicable to the notes, compounded on each interest payment date.

Initial Price to Public	$100 per Equity Unit, plus accrued and unpaid contract adjustment payments and accrued interest, if any, from December 3, 2013.

Underwriting Discounts and Commissions	$3.00 per Equity Unit / approximately $9.0 million total (excluding the underwriters’ option to purchase up to 450,000 additional Equity Units).

Joint Book-Running Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC

Co-Managers	Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, RBS Securities Inc. and Wells Fargo Securities, LLC

Use of Proceeds	$290.6 million (or approximately $334.3 million if the underwriters exercise their option to purchase additional Equity Units in full), after deducting the offering expenses and underwriting discounts and commissions. We intend to use the net proceeds from the Equity Units Offering for general corporate purposes, including repayment of short term borrowings. We also expect to use a portion of the net proceeds to purchase the capped call transactions described under “Description of the Capped Call Transactions” in the preliminary prospectus supplement.

We currently intend to use the proceeds from the settlement of the purchase contracts to repay debt.

Listing	We intend to apply for listing of the Corporate Units on the New York Stock Exchange under the symbol “SWH.”

CUSIP for the Corporate Units	854502 804

CUSIP for the Treasury Units	854502 119

CUSIP for the Cash Settled Units	854502 127

CUSIP for the Notes	854502 AE1

Ratings for the Corporate Units	S&P: BBB+

Moody’s: Baa2

Fitch: BBB

These ratings have been provided by S&P, Moody’s and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Capped call transactions

Initial Strike Price	$98.7963

Initial Cap Price	$112.91 (which is 40% higher than the closing price of our common stock on November 25, 2013)

Premium	The cost of the capped call transactions is approximately $9.7 million.

Stanley Black & Decker, Inc. has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Stanley Black & Decker, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 (email address: newyork.prospectus@credit-suisse.com), or by telephone at 1-800-221-1037; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204.

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